SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                   NOTIFICATION OF REGISTRATION FILED PURSUANT
              TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Special Value Continuation Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  c/o Tennenbaum Capital Partners, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California 90405

Telephone Number (including area code):

                  (310) 566-1000

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware 19801

With copies of Notices and Communications to:

                  Richard T. Prins, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

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Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                           YES      [ ]               NO      [X]

Additional Information

Item 1.           Special Value Continuation Fund, LLC

Item 2.           Organized in Delaware on July 17, 2006

Item 3.           Limited Liability Company

Item 4 and 5.     The registrant is a nondiversified closed-end management
                  investment company

Item 6.           Name and address of investment adviser:

                  Investment Manager:
                  Tennenbaum Capital Partners, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California  90405

                  Co-Manager:
                  Babson Capital Management LLC
                  Independence Wharf, 470 Atlantic Avenue
                  Boston, Massachusetts 02210

Item 7.           Howard M. Levkowitz, Director, Chief Executive Officer,
                  Authorized Person
                  Leo R. Jalenak, Jr., Director
                  Franklin R. Johnson, Director
                  Peyman Ardestani, Chief Financial Officer, Authorized Person Paul Davis, Chief Compliance Officer
                  Mark K. Holdsworth, Authorized Person
                  David A. Hollander, Secretary, Authorized Person
                  Hugh Steven Wilson, Authorized Person

                  Address of all persons listed above in this Item 7: c/o Special Value Continuation Fund, LLC
                  2951 28th Street, Suite 1000
                  Santa Monica, California  90405

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Item 8.           Not Applicable

Item 9.           (a) The registrant will not be offering securities to the
                      public.
                  (b) Not Applicable
                  (c) No
                  (d) Yes
                  (e) As of July 31, 2006, there are 122 owners of the
                      registrant's outstanding securities. Massachusetts Mutual Life Insurance Co. owns more than 10% of the registrant's outstanding voting securities as of such date.

Item 10.          Total assets:  $726 million

Item 11.          No

Item 12.          There has not yet been a report to securityholders.


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                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Santa Monica and the state of California on the 31st day of July, 2006.


                                SPECIAL VALUE CONTINUATION FUND, LLC
                                (REGISTRANT)


                                By: /s/ Howard M. Levkowitz
                                   -----------------------------------
                                   Name:  Howard M. Levkowitz
                                   Title: Director, Chief Executive
                                   Officer and Authorized Person


Attest: /s/ David A. Hollander
       -----------------------------------
       Name:  David A. Hollander
       Title: Secretary, Authorized Person